FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Management Changes

2.	Nomura Announces Status of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 2, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Announces Management Changes

Tokyo, December 2, 2019—Nomura Holdings, Inc. (the Company) today announced the following management changes effective April 1, 2020.

Name	Current Responsibilities	New Responsibilities
Kentaro Okuda	Executive Officer, Deputy President and Group Co-COO	Representative Executive Officer, President and Group CEO
Koji Nagai	Representative Executive Officer, President and Group CEO	Chairman of the Board of Directors

The biography of Kentaro Okuda, newly appointed Representative Executive Officer, is as follows.

Date	Education/Qualification
Mar. 1987	BA in Economics from Keio University (Japan)
1992	MBA from The Wharton School, University of Pennsylvania (USA)

Date	Business Experience
Apr. 1987	Joined the Company
Apr. 2006	Managing Director, Investment Banking Department 4 of Nomura Securities Co., Ltd.
Jul. 2007	Managing Director, Corporate Planning Department of the Company Managing Director, Corporate Planning Department of Nomura Securities Co., Ltd.
Jun. 2008	Managing Director, Global Head of M&A of Nomura Securities Co., Ltd.
Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2016	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd. Chief Executive Officer of Nomura Holding America Inc.
Apr. 2018	Executive Managing Director and Group Co-COO of the Company Director and Deputy President of Nomura Securities Co., Ltd. Chief Executive Officer of Nomura Holding America Inc.
Apr. 2019	Executive Managing Director of the Company (current) Deputy President and Group Co-COO of the Company (current)

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

Nomura Announces Status of Share Buyback Program from Market

Tokyo, December 2, 2019—Nomura Holdings, Inc. today announced the status of its ongoing share buyback program resolved at a meeting of the Board of Directors held on June 18, 2019, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

Details of share buyback

1. Type of shares	Nomura Holdings common shares
2. Number of shares repurchased	34,921,100 shares
3. Aggregate purchase amount	18,994,483,030 yen
4. Purchase period	November 1, 2019, to November 30, 2019
5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on June 18, 2019

1. Type of shares	Nomura Holdings common shares
2. Total shares authorized for repurchase	Up to 300 million shares (8.6% of outstanding shares)
3.Total value of shares authorized for repurchase	Up to 150 billion yen
4. Period	June 19, 2019, to March 31, 2020 (excluding the ten business days following the announcement of quarterly operating results)
5. Method of repurchase

Purchase on the stock exchange via trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO)

The accumulative number of shares purchased as of November 30, 2019, pursuant to the Board of Directors’ resolution above:

1. Number of shares repurchased	194,787,600 shares
2. Aggregate purchase amount	91,071,750,580 yen

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/